Mail Stop 3561

October 12, 2006

Mr. Steven A. Rogers
Principal Accounting Officer
Dominion Resources, Inc.
701 East Cary Street
Richmond, VA 23261

      Re: **Dominion Resources, Inc.**
              Form 10-K for the year ended December 31, 2005
              Filed March 2, 2006
              File No. 1-08489

              Form 10-Q for the three months ended March 31, 2006
              Filed May 4, 2006

              Form 10-Q for the six months June 30, 2006
              Filed August 3, 2006

Dear Mr. Rogers:

We reviewed your responses to our prior comments on the above referenced filings as set forth in your letter dated September 26, 2006. Our review resulted in the following accounting comments.

1. We note your response to comment three of our letter dated September 12, 2006. The settlement offer is $9.1 million higher than the net book value of the note receivable. In this regard, please disclose in your Form 10Q for the September 30, 2006 period the amount of the contingent gain and when you intend on recording the gain. See paragraph 17 of SFAS no 5.

2. We note your response to comment six of our letter dated September 12, 2006. Please explain in detail the nature and reasons for recording the non cash charge associated with the replacement cost of natural gas. Please summarize how you calculated the amount recorded. Also, please revise future disclosure to discuss the impact of this charge on current and future periods (e.g. any reduced expense impact on future periods). Furthermore, if a liability was recorded, please explain in future filings any material settlements of such liabilities in your liquidity section. In this regard, your June 30, 2006 10Q does not articulate the material changes in your operating cash flows.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR as a correspondence file.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or, Donna DiSilvio at (202) 551-3202 if you have any questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3841 with any other questions.

Sincerely,

Michael Moran, Esq.
Branch Chief Accountant